Exhibit

Exhibit Description

99.1	Announcement on 2015/07/29: Important Resolutions from 13th term 2nd Board Meeting

99.2	Announcement on 2015/07/29: Board’s Resolution of share repurchase program

99.3	Announcement on 2015/07/29: To announce unconsolidated operating results for the second quarter of 2015

99.4	Announcement on 2015/08/06: To announce related materials on acquisition of machinery and equipment

99.5	Announcement on 2015/08/06: To announce related materials on acquisition of machinery and equipment

99.6	Announcement on 2015/08/06: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.7	Announcement on 2015/08/13: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.8	Announcement on 2015/08/17: To announce related materials on acquisition of machinery and equipment

99.9	Announcement on 2015/08/18: To announce related materials on acquisition of machinery and equipment

99.10	Announcement on 2015/08/20: UMC will attend investor conferences on 2015/08/26

99.11	Announcement on 2015/08/20: To announce accumulative shares repurchased exceeding NTD$300 million in value

99.12	Announcement on 2015/08/25: UMC will attend investor conferences on 2015/09/03

99.13	Announcement on 2015/08/26: To announce related materials on acquisition of machinery and equipment

99.14	Announcement on 2015/08/10: July Revenue

99.15	Announcement on 2015/08/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

Important Resolutions from 13th term 2nd Board Meeting

1. Date of occurrence of the event: 2015/07/29
2. Company name: UNITED MICROELECTRONICS CORP.
3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office
4. Reciprocal shareholding ratios: N/A
5. Name of the reporting media: N/A
6. Content of the report: N/A
7. Cause of occurrence:
The board meeting has approved important resolutions as follows:
(1) Approved 2Q 2015 Financial Statement.

The Company’s consolidated revenue for the second quarter of 2015 was NT$38,012 million and net income attributable to the stockholders of the parent was NT$4,600 million, with EPS of NT$0.37.

(2)Approved this round’s capital budget execution of NTD 10,321 million towards capacity deployment.

(3)	Approved the Company’s 16th share repurchase program of 200,000,000 shares.

8. Countermeasures: None
9. Any other matters that need to be specified: None

Exhibit 99.2

Board’s Resolution of share repurchase program

1. Date of the board of directors resolution: 2015/07/29
2. Purpose of the share repurchase: to transfer to employees.
3. Type of shares to be repurchased: Common shares
4. Ceiling on total monetary amount of the share repurchase: NTD$78,649,941thousand.
5. Scheduled period for the repurchase: 2015/07/30~2015/09/29
6. Number of shares to be repurchased: A maximum of 200,000,000 shares.
7. Repurchase price range: NTD$7.55 to NTD$18.80 per share.
8. Method for the repurchase: Purchased directly from the open market.
9. Ratio of the shares to be repurchased to total issued shares of the Company: 1.57%
10. Number of the Company’s own shares held at the time of reporting: 134,223,500 shares
11. Status of repurchases within three years prior to the time of reporting: 200,000,000 shares had been repurchased from 2013/03/14 to 2013/05/13.
12. Status of repurchases that have been reported but not yet completed: None.
13. Minutes of the board of directors meeting that resolved for the share repurchase: To approve the 16th share repurchase program and the declaration of capital maintenance.

(1)To approve the following items pursuant to Article 28-2, paragraph 3 of the Securities and Exchange Act and Regulations Governing Share Repurchase by Exchange-Listed and OTC-Listed Companies.

a.	Purpose of the repurchase: to transfer to employees

b.	Buyback period: 2015/07/30~2015/09/29.

c.	Number of shares to be repurchased: A maximum of 200,000,000 shares.

d.	Repurchase price range: NTD$7.55 to NTD$18.80 per share, If the market price falls below the lowest range, the company is still authorized to purchase the shares.

e.	The Transfer Repurchased Shares to Employees Phase XVI Procedure and the declaration of capital maintenance.

(2)	Pursuant to Article 28-2, paragraph 3 of the Securities and Exchange Act, the program shall be approved by a majority of the directors present at a directors meeting attended by two-thirds or more of directors.

Resolution: Approved.

14. The rules for transfer of shares set forth in Article 10 of the Guidelines for Repurchase of Shares by Listed and OTC Companies:
Transfer Repurchased Shares to Employees Phase XVI Procedure

Article One: To motivate employees and in accordance with R.O.C. Securities and Exchange Law article 28-2-1-1 and regulation of Securities and Futures Bureau, Financial Supervisory Commission, Executive Yuan, R.O.C. on “Regulations Governing Share Repurchase by Exchange-Listed and OTC-Listed Companies”, the Company establishes the “Transfer repurchase shares to employee phase XVI procedure”. The repurchased shares will be transferred to employees according to related laws and this procedure.

Article Two: The shares to be transferred are the shares that were repurchased under the resolution of the 2nd meeting, 13th term of Board of Directors of repurchasing up to 200,000,000 shares. The rights and obligations of the shares, unless regulated by this procedure or related laws, are the same as other common shares outstanding.

Article Three: According to this procedure, the chairman is authorized to transfer this phase’s repurchased shares to employees one time or various times in three years time starting from the date of repurchase period.

Article Four: For employees who have joined the Company or the Company’s subsidiaries (the subsidiaries are companies over 50% of the common stocks of which are held by the Company directly or indirectly) one year and above from the date of subscription record date or those who have special contribution to the Company and being approved by Chairman, are entitled to subscribe the amount specified in article five of this procedure.

Article Five: To set the standard for share subscription according to employee’s rank, years of service, and special contribution to the Company, and will submit the standard to the board for approval.

Article Six: The transfer procedure of this phase’s share repurchase program: According to the board resolution, make announcement and execute company share repurchase during the repurchase period. The Chairman is authorized under this procedure to establish and announce the subscription record date, the standard for subscription amount, the payment period, and the rights contents and restrictions etc. Calculate the actual share amount with payment and transfer the shares accordingly.

Article Seven: The transfer price will be determined by the average price of shares purchased and the cost of capital could be included. If the Company’s number of common shares increase or decrease, then the transfer price will be adjusted accordingly. The cost of capital is defined of Taiwan Bank’s 1-yr bulk time deposit floating interest rate.

Article Eight: After the repurchased shares are being transferred and registered under employees’ names, unless otherwise specified, the rights and obligations of the shares are the same as the other common shares.

Article Nine: This procedure will go into effect after approval at a Meeting of the Board of Directors. This shall apply to any amendments.

Article Ten: This procedure should be reported in the Shareholder’s meeting. This shall apply to any amendments.

15.The rules for conversion or subscription of shares set forth in Article 11 of the Guidelines for Repurchase of Shares by Listed and OTC Companies: Not applicable
16. Declaration that the financial state of the Company has been considered by the board of directors and that its capital maintenance will not be affected: The number of shares to be repurchased accounts for 1.57% of UMC’s outstanding shares, and the maximum amount for repurchase program is 3.44% of UMC’s total current assets. The Board of Directors states that UMC’s financial status had been considered hereby and UMC’s capital maintenance will not be affected by the repurchase program.
17. Appraisal by a CPA or securities underwriter of the reasonableness of the share repurchase price: The buyback of these common shares in the stated price range is reasonable and will not have a material impact on UMC’s financial structure, book value per share, earnings per share, return on equity, quick ratio, current ratio and cash flow by the report of Horizon Securities.
18. Other particular specified by the Securities and Futures Bureau: None.

Exhibit 99.3

UMC announced its unconsolidated operating results for the second quarter of 2015

1. Date of occurrence of the event: 2015/07/29
2. Company name: UNITED MICROELECTRONICS CORP.
3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office
4. Reciprocal shareholding ratios: N/A
5. Name of the reporting media: N/A
6. Content of the report: N/A
7. Cause of occurrence:
UMC Reports Second Quarter 2015 Results
2Q results meet guidance; inventory correction to continue through 2H15
United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the second quarter of 2015.
Revenue was NT$38.01 billion, with gross margin at 22.9% and operating margin at 10.2%. Net income attributable to the stockholders of the parent was NT$4.60 billion, with earnings per ordinary share of NT$0.37.
Mr. Po-Wen Yen, CEO of UMC, said “In the second quarter of 2015, our foundry business performed within expectations, posting NT$36.52 billion in revenues and gross margin of 25.1%. Wafer shipments reached an all-time high of 1.54 million 8-inch equivalent wafers, leading to an overall capacity utilization rate of 94%. Our 28nm shipments continued to increase as 2Q15 contribution reached 11% of sales, primarily from the communication sector. The New Business segment recorded NT$1.83 billion in revenue, with a net loss of NT$170 million. Topcell Solar Inc. officially merged into Motech Industries Inc. on June 1, 2015, resulting in UMC owning approximately 9% of Motech equity shares. As such, we will no longer consolidate its operating performance into UMC’s financial statements.”
CEO Yen continued, “Looking into 3Q, the limited end-market visibility and inventory correction we mentioned during our 1Q conference call is expected to continue. Current weakness in overall demand, partly due to the uncertainties in economic outlook, will prolong the inventory adjustment through the second half of 2015. However, we continue to enhance our foundry services, such as our recently announced 14nm FinFET IP collaborations with Synopsys and ARM to accelerate process verification on our 14nm platform. UMC also announced the availability of a new 55nm ultra-low-power process from ARM, aimed to maximize battery life for IoT applications. For Through-Silicon-Via (TSV), we recently ramped to volume production our TSV and silicon interposer process used on AMD’s flagship Radeon GPU. These engineering efforts will strengthen our advanced and mature node offering and enhance UMC’s competitive edge in the foundry industry. In addition, shareholders have approved a dividend payout of NT$0.55 per share for fiscal 2014, balancing UMC’s commitment to shareholders while maximizing the opportunities towards business growth. UMC strives to provide enhanced corporate profitability by delivering the highest quality manufacturing services in order to ensure long term shareholder value.”
Third Quarter of 2015 Outlook & Guidance:
Foundry Segment Wafer Shipments: To decrease by less than 5%
Foundry Segment ASP in US$: To decrease by approximately 3%
Foundry Segment Profitability: Gross profit margin will be in the high-teen % range
Foundry Segment Capacity Utilization: Approximately high-80% range
2015 CAPEX for Foundry Segment: US$1.8bn
8. Countermeasures: N/A
9. Any other matters that need to be specified: N/A

Exhibit 99.4

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/07/22~2015/08/06
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $2,095,322,670 NTD; total transaction price: $2,095,322,670 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East Asia Pte. Ltd; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.5

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2014/09/09~2015/08/06
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $510,334,912 NTD; total transaction price: $510,334,912 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): EBARA CORPORATION; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.6

To announce accumulative shares repurchased exceeding NTD$300 million in value

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more:2015/08/06

2.	Number of shares repurchased this time: 28,000,000 shares

3.	Type of shares repurchased this time: Common share

4.	Total monetary amount of shares repurchased this time: NTD$313,193,427

5.	Average repurchase price per share this time: NTD$11.19

6.	Cumulative number of own shares held during the repurchase period: 28,000,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.22

8.	Any other matters that need to be specified: None

Exhibit 99.7

To announce accumulative shares repurchased exceeding NTD$300 million in value

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more:2015/08/13

2.	Number of shares repurchased this time: 28,000,000 shares

3.	Type of shares repurchased this time: Common share

4.	Total monetary amount of shares repurchased this time: NTD$314,381,211

5.	Average repurchase price per share this time: NTD$11.23

6.	Cumulative number of own shares held during the repurchase period: 56,000,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.44

8.	Any other matters that need to be specified: None

Exhibit 99.8

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/08/07~2015/08/17
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price:$1,273,571,740 NTD; total transaction price:$ 1,273,571,740 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East Asia Pte. Ltd.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction?: Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.9

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/08/05~2015/08/18
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $ 520,737,266 NTD; total transaction price:$ 520,737,266 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.10

UMC will attend investor conferences on 2015/08/26

1. Date of the investor conference: 2015/08/26
2. Time of the investor conference: 09:00 AM
3. Location of the investor conference: Grand Hyatt Hotel, Taipei
4. Brief information disclosed in the investor conference:

The Company will attend the “Taiwan Corporate Day” conference, held by Nomura.

5. The presentation of the investor conference release:

It will be the same as the investor conference on 2015/07/29.

6. Will the presentation be released in the Company’s website:

Yes, please refer to the Company’s website at www.umc.com

7. Any other matters that need to be specified: None.

Exhibit 99.11

To announce accumulative shares repurchased exceeding NTD$300 million in value

1.	Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more:2015/08/20

2.	Number of shares repurchased this time: 30,000,000 shares

3.	Type of shares repurchased this time: Common share

4.	Total monetary amount of shares repurchased this time: NTD$331,755,966

5.	Average repurchase price per share this time: NTD$11.06

6.	Cumulative number of own shares held during the repurchase period: 86,000,000 shares

7.	Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 0.67

8.	Any other matters that need to be specified: None

Exhibit 99.12

UMC will attend investor conferences on 2015/09/03

1. Date of the investor conference: 2015/09/03~2015/09/04
2. Time of the investor conference: 09:00 AM
3. Location of the investor conference: 2015/09/03 in Malaysia and 2015/09/04 in Singapore
4. Brief information disclosed in the investor conference:

The Company will attend the “Taiwan Corporate Day” conference, held by Maybank Kim Eng & Cathay Securities..

5. The presentation of the investor conference release:

It will be the same as the investor conference on 2015/07/29.

6. Will the presentation be released in the Company’s website:

Yes, please refer to the Company’s website at www.umc.com

7. Any other matters that need to be specified: None.

Exhibit 99.13

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/07/02~2015/08/26
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $ 526,100,235 NTD; total transaction price:$ 526,100,235 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable
18. Any other matters that need to be specified: None

Exhibit 99.14

United Microelectronics Corporation
August 10, 2015

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of July 2015.

1)	Sales volume (NT$ Thousand)

Period	Items	2015	2014	Changes	%
July	Net sales	12,703,929	11,541,996	1,161,933	10.07%
Year-to-Date	Net sales	88,365,127	79,104,932	9,260,195	11.71%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	1,700,000	1,700,000	44,134,945
Note : On December 24, 2014, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 17400 million.

4)	Financial derivatives transactions : None

Exhibit 99.15

United Microelectronics Corporation
For the month of July, 2015

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

		Number of shares as	Number of shares as of
Title	Name	of June 30, 2015	July 31, 2015	Changes

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares
		pledged as of	pledged as of
Title	Name	June 30, 2015	July 31, 2015	Changes
—	—	—	—	—